UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

Suite 605 – 475 Howe Street

Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

May 8, 2008

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release dated May 9, 2008 was disseminated via Businesswire.com on May 9, 2008.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the resignations of Steve Bajic as the President, Secretary, Chief Executive Officer and a director of the Company and of Martin Bajic as the Chief Financial Officer of the Company. The Company also announced the appointments of John Toljanich as the President, Secretary and Chief Executive Officer of the Company, of Roy Brown as a director of the Company and of Brent Petterson as the Chief Financial Officer of the Company.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brent Petterson

Chief Financial Officer and Director

604.684.4312

Item 9.	Date of Report

May 9, 2008.

Schedule “A”

Pan American Gold Corporation

Suite 605 – 475 Howe Street

Vancouver, BC V6C 2B3

May 9, 2008

FOR IMMEDIATE RELEASE:

Resignations and Appointments of Directors and Officers

Vancouver, BC - Pan American Gold Corporation (OTC BB: PNAMF) (the “Company”) announces that Steve Bajic has resigned as director, President, Secretary and Chief Executive Officer of the Company. In addition, Martin Bajic has resigned as Chief Financial Officer of the Company. The Company wishes them the best in their future endeavors.

The Company has appointed John Toljanich as President, Secretary and Chief Executive Officer of the Company in place of Steve Bajic. Mr. Toljanich is a retired businessman with extensive involvement as a director of public resource and energy companies over the last fifteen years. In addition, he has thirty years experience in land and improvement appraisals and supervision. Mr. Toljanich currently chairs property assessment review panels.

The Company has appointed Roy Brown as a director of the Company in place of Steve Bajic. Mr. Brown has been a director of several public resource and energy companies. Mr. Brown is the President of Roymor Market Services Inc., a private company, which is in the business of assisting public companies in identifying sources of capital. Mr. Brown is currently a consultant to Zena Capital Corp, a public company involved in barite mining in British Columbia, Canada.

The Company has appointed Brent Petterson as Chief Financial Officer of the Company in place of Martin Bajic. Mr. Petterson is a certified general accountant.  He has fifteen years experience with financial reporting matters associated with public companies.  He is currently on the board of directors of Garibaldi Resources Corp. and is the Chief Financial Officer of Pacific Coast Nickel Corp.

The Board of Directors of the Company is now composed of John Toljanich, Brent Petterson and Roy Brown.

Pan American Gold Corporation is a Canadian-based mineral exploration company quoted on the OTC Bulletin Board (Symbol: PNAMF). The Company is focused on enhancing shareholder value by identifying, exploring and developing mineral projects in Canada.

For more information, please contact:

Investor Relations

604-684-4312

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

Brent Petterson

Chief Financial Officer and Director

Date: May 9, 2008